THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

December 11, 2009

VIA EDGAR AND EXPRESS MAIL
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549
Attn:           Larry Spirgel, Assistant Director

Re:           Pegasus Tel, Inc.
 Amendment No. 2 to Registration Statement on Form S-1
                          Filed November 13, 2009
                          File No.: 333-162516

Dear Mr. Spirgel:

Below please find our responses to the Staff’s comment letter, dated November 19, 2009 (the “Comment Letter”), regarding the above-captioned matter.  Per your request, our responses are keyed to the enumerated comments in the Comment Letter.

Please be advised that the Company has filed Amendment No. 3 to the Registration Statement today. A copy of this letter and Amendment No. 3, marked to show changes, will be sent to you via express mail today.

Please do not hesitate to contact me at (732) 610-2435 if you have any questions regarding this matter.

Very truly yours,

/s/ Philip Magri

General

1.	Please provide the financial statements and other financial information for the interim period ended September 30, 2009 and revise your results of operations accordingly.

Response:

We have included the financial statements and other financial information for the interim period ended September 30, 2009 and have revised the Company’s results of operations accordingly.

2.
We note your response to comment one in our letter dated November 10, 2009 and are unable to agree.  As discussed in Staff Legal Bulletin No. 4, the spin-off of Pegasus Tel shares to Sino Gas stockholders should have been registered unless the spin-off was conducted in compliance with the conditions of the Staff Legal Bulletin No. 4.  We note that you attempted to comply with the requirements of Staff Legal Bulletin NO. 3 but were unable to complete the spin-off in compliance with the Staff Legal Bulletin.  Therefore, it is not appropriate to conclude after the transaction that the spin-off was exempt from registration under Section 4(2) when you initially did not rely upon the exemption.  We especially note that 167 shareholders of Sino Gas received shares in the spin-off.  Please also note that your current registration statement registers the resale of the shares received in the spin-off and is irrelevant when considering whether the shares issued in the spin-off should have been registered.  Please revise your risk factors disclosure and MD&A to highlight the possible Section 5 violation stemming from the unregistered distribution of shares in the spin-off and the material adverse effects such violation could have on the financial condition and operations of the company.

Response:

We have added the following Risk Factor:

If it were determined that our spin-off from our former parent company, Sino Gas International Holdings, Inc., in August 2008 violated federal or state securities laws, we could incur monetary damages, fines or other damages which could have a material, adverse effect on our cash flow, financial condition and prospects.

On August 18, 2008, Sino Gas International Holdings, Inc., a Utah corporation, or Sino, (OTCBB: SGAS), our former parent company, distributed to its stockholders of record as of August 15, 2008, 100% of the issued and outstanding common stock of Pegasus (the “Spin-off”).  The ratio of distribution was one (1) share of common stock of Pegasus for every twelve (12) shares of  common stock of Sino (1:12).  Fractional shares were rounded up to the nearest whole-number.  An aggregate of 2,215,136 shares of Pegasus common stock were issued pursuant to the distribution to an aggregate of 167 Sino stockholders. The Pegasus common stock issued were “restricted securities” (as defined in Rule 144 of the Securities Act of 1933, as amended).

We may have inadvertently violated the federal and state securities laws in connection with our Spin-off.   In connection with the Spin-off, on May 7, 2007, Sino Gas caused Pegasus to file a Registration Statement on Form 10-SB (File No.: 0-52628) with the SEC to register the Pegasus common stock under Section 12(g) of the Securities Exchange Act of 1934 and, on November 28, 2007, Sino Gas filed with the SEC an Information Statement on Schedule 14C to inform shareholders of record that it was effecting the Spin-off.

In the course of its review of our Registration Statement on Form S-1, of which this Prospectus is a part, the staff of the SEC provided comments requesting further information about the Spin-off and indicated its concern that the Pegasus Shares may have been issued without proper registration or an available exemption from registration. Under Staff Legal Bulletin No. 4 (“SLB 4”) promulgated by the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “SEC”), the Division expressed its view that the shares of a subsidiary spun off from a reporting company are not required to be registered under the Securities Act of 1933, as amended (the “Securities Act”) when the following five conditions are met: (i) the parent shareholders do not provide consideration for the spun-off shares; (ii) the spin-off is pro-rata to the parent shareholders; (iii) the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets; (iv) the parent has a valid business purpose for the spin-off; and (iv) if the parent spins-off "restricted securities," it has held those securities for at least two years.

If it were determined that the Spin-off did not satisfy the conditions for an exemption from registration, it would mean that the issuance of the Pegasus Shares violated Section 5 of the Securities Act and potentially the state securities laws of the U.S. states in which the holders of record for the Spin-off resided.  The consequences of such a finding could be the imposition by the SEC and relevant state regulators of monetary fines or other sanctions as provided under relevant federal and state securities laws.  Such regulators could also require us to make a rescission offer, which is an offer to repurchase the securities, to the holders of Pegasus Shares.

A finding that the issuance of the Pegasus Shares was in violation of federal or state securities law could also give certain current and former holders of the Pegasus Shares a private right of action to seek a rescission remedy under Section 12(a)(2) of the Securities Act.  In general, this remedy allows a successful claimant to sell its shares back to the parent company in return for their original investment.

We are unable to quantify the extent of any monetary damages that we might incur if, monetary fines were imposed, rescission were required or one or more other claims were successful.  However, we can give no assurance that the damages resulting from any such action or claims will not have a material, adverse effect on our cash flow, financial condition and prospects.  As of the date of this prospectus, we are not aware of any pending or threatened claims that the Spin-Off violated any federal or state securities laws.

Based upon facts known to us at this time, we do not believe that assertion of such claims by any of our current or former holders of the Pegasus Shares is probable.  However, there can be no assurance that any such claim will not be asserted in the future or that the claimant in any such action will not prevail.  The possibility that such claims may be asserted in the future will continue until the expiration of the applicable federal and state statutes of limitations, which generally vary from one to three years from the date of sale.  Claims under the anti-fraud provisions of the federal securities laws, if relevant, would generally have to be brought within two years of discovery, but not more than five years after occurrence.

            We have also added the foregoing un-italicized language to the MD&A under the title “Spin-off from Sino Gas International Holdings, Inc. – Possible Section 5 Violation.”

Form S-1 Facing Page

3.	Please add your file number listed above to the facing page.

Response:

We have added the file number to the S-1 facing page.

Summary, page 5

4.
We note your response to comment four in our letter dated November 10, 2009.  Your statement on page 6 that you are “registering 6,425,537 of the 20,215,136 shares of common stock held by non-affiliates,” is not correct.  Please revise this statement to remove all shares held by affiliates from the total amount outstanding.

Response:

We have revised the language as follows:

Common Stock Outstanding Before and After the Offering:
20,215,136 shares of our common stock are issued and outstanding as of the date of this prospectus and will continue to be issued and outstanding upon the completion of this offering. All of the common stock to be sold under this prospectus will be sold by existing stockholders. We are registering 6,425,537 shares of the 20,215,136 shares of common stock issued and outstanding as of the date of this prospectus (approximately 32%). 6,023,726 of the shares being registered are held by non-affiliates and represent approximately 41% of the 14,609,580 shares of common stock held by non-affiliates of the Company.

Selling Stockholders, page 16

5.
We note your response to comment 10 in our letter dated November 10, 2009.  Please expand your introductory disclosure to the selling stockholders’ table to explain why you are registering the nominal holdings of some shareholders and why Rule 144 may not be available for the resale of these shares.

Response:

We have added the following disclosure to the introductory disclosure to the selling stockholders’ table.

In some instances, we are registering nominal holdings of the Selling Stockholders because we believe that at some time the Company may or may not have been a shell company. Therefore, there are no guarantees that Rule 144 would be available to these shareholders for resale of their shares into the public market via an exemption.   The Company does not want to take this risk for its shareholders and has decided, in the best interest of its shareholders, to register their shares so they can resell them into the public market as registered securities instead of as unregistered securities.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 26

Liquidity and Capital Resources, page 30

6.
We note your response to comment 17 in our letter dated November 10, 2009.  Please advise us as to why the effectiveness of this registration statement is a long-term issue that affects your net losses and liquidity.  Here, please address why you believe that the “future prospect of the Company [having] marketable and tradable shares, “will help correct material deficiencies in your liquidity and capital resources. We note that the company will not be receiving any proceeds from the sale of stock by the selling stockholders.

Response:

We have revised the disclosure to read as follows:

The Company has identified both the short-term and long-term issues in order to reduce its losses and increase liquidity, the plan of management to address these issues and the likelihood of success as follows:

Short –Term Issues:  The Company’s lack of profits or revenue and limited cash, which has created a deficit and loss for the Company.

Long – Term Issues: The Company’s Registration Statement, of which this Prospectus is a part, has not been approved and cleared by the SEC and the capital stock is not a marketable commodity. Once the Registration Statement is declared effective by the SEC, we intend to solicit a registered broker/dealer to apply to FINRA to act as a market maker of our common stock and to have our common stock quoted on the OTC Bulletin Board.  We believe that having an active trading market for our common stock will allow us to more easily raise funds through private and public offerings of our common stock.

Management’s Plan to address these issues and the likelihood of success against these issues:  The Company has negotiated with one of its shareholders, Mary Passalaqua, a pledge of $75,000 in future loans available to the Company.  These loans will be enough to get the Company to increase the liquidity, and for management to create market awareness in the private sector. Management finds the likelihood of success very good that this plan will counteract the short-term and long-term issues.  The specific issue of the Company is primary cash and funding and with the pledge of future loans from Mary Passalaqua in the amount of $75,000 and future prospect of the Company to consummate public and/or private offerings of its common stock.   Management is confident that these issues will be resolved.

Exhibit 23.2

7.	In your amendment, please attach the consent of your independent registered public accounting firm that references the financial statements in this Form S-1 Amendment No. 3.

Response:

The auditors have revised Exhibit 23.2 to comply with comment #7.